Exhibit (a)(1)(D)

[FORM OF E-MAIL FROM CHIEF EXECUTIVE OFFICER TO ELIGIBLE EMPLOYEES]

To:          Eligible Employees

From:      Levy Gerzberg

Date:       January 6, 2006

Subject:  Announcement of Option Exchange Offer

Zoran is pleased to offer you an option exchange program that gives you an opportunity to exchange your eligible stock options for restricted stock rights (“RSRs”).  This offer begins on January 6, 2006, and is scheduled to expire on February 6, 2006. Executive officers and members of our Board of Directors are not eligible to participate.  The complete terms and conditions of the option exchange program are described in a document called the “Offer to Exchange,” which has been filed with the Securities and Exchange Commission.

Your unexercised stock options eligible for exchange are those with exercise prices per share more than a “threshold price”, which is the greater of $20.00 and the closing sale price of Zoran common stock reported on the Nasdaq National Market on the date the offer expires.  You may exchange one or more of your eligible options on a grant-by-grant basis for restricted stock rights.  (No partial exchange of an outstanding stock option grant will be accepted.)

Restricted stock rights will take the form of shares of restricted stock if you are subject to U.S. income taxation.  These shares are “restricted” because they are subject to vesting requirements.  In most other cases, your RSRs will take the form of restricted stock units (“RSUs”).  RSUs are rights to receive Zoran shares in the future, subject to vesting requirements.  If you remain employed by Zoran for a specified period after the award of restricted stock rights, you will receive or become vested in a specified number of shares of Zoran common stock in accordance with the vesting schedule.

The company is offering RSRs to retain, motivate and reward our valued employees while aligning their interests with those of our stockholders.  Like many technology companies, our stock price has experienced significant volatility and has declined over the past few years.  As a result, many employees have “underwater” stock options with exercise prices significantly higher than the current market price for our common stock.

For instance, many employees hold stock options with exercise prices ranging from about $20.125 per share to $36.00 per share, while the current price of our common stock on Nasdaq is less.  These underwater stock options may not achieve our goals of providing strong performance and employee retention incentives.

Furthermore, the negative investor perception of the dilution represented by “option overhang” (e.g., the proportion of unexercised options in relation to our outstanding stock), increasing investor pressure to limit option programs, and new rules requiring companies to expense the cost of stock options have forced us to seek new ways to align employees’ and stockholders’ interests, while creating incentives for you to perform at your best, and rewards for your accomplishments.

Zoran’s leadership and the Board firmly believe that superior company and stockholder performance is achieved when employees are stockholders.  Unfortunately, we are likely to be more limited in our ability to take this approach in the future.  However, this exchange program provides the opportunity to align employee interests with those of stockholders.

The option exchange program gives you the opportunity to benefit from the full value of Zoran shares as the shares vest, while creating a win for investors.  This new program will give you the opportunity to exchange stock options you hold that have exercise prices greater than threshold price described above (i.e., out of the money options), for restricted stock rights based on an average exchange ratio of 5 options to 1 restricted stock right.  Each stock option award eligible for the exchange will have an individual exchange ratio for conversion to restricted stock rights.

The exchange program is subject to the terms and conditions of a formal “Offer to Exchange” and related documents that have been filed with the Securities and Exchange Commission.  These documents contain important information about the program, including a more specific description of the restricted stock rights, a detailed set of questions and answers, the form of restricted stock rights agreement you will receive if you elect to participate, our 2005 Equity Incentive Plan under which the restricted stock rights will be granted, and the election forms required to participate.  All of the documents related to this option exchange offer are included as exhibits to our Tender Offer Statement on Schedule TO, which we filed with the Securities and Exchange Commission on January 6, 2006.  You may view these documents at the SEC’s website at www.sec.gov.

You should review the following documents, which we’ve placed on the SharePoint site. You may access SharePoint to view the Offer to Exchange information by clicking this link: http://znet.zoran.com/C18/OEProgram/default.aspx

•                  Offer to Exchange

•                  Applicable form of restricted stock rights agreement for your location

•                  2005 Equity Incentive Plan

•                  Summary Description of Zoran’s Option Exchange Program

Please review these materials carefully.

In addition, you will receive a personalized statement summarizing your current stock option grants, indicating:

•                                          Which of the options you hold may be eligible for this exchange (i.e., those option grants with exercises prices greater than $20.00);

•                                          The number of new restricted stock rights you would be granted for each eligible option you choose to exchange; and

•                                          The vesting details of the restricted stock rights.

You will also receive a personalized form of Letter of Transmittal, which is the document you must submit to the company in order to participate in the option exchange program.  Your Letter of Transmittal will list all of your options that may be eligible for exchange and will permit you to make an election on a grant-by-grant basis whether you wish to have your options exchanged for restricted stock rights.  To participate, you must return your completed, signed and dated Letter of Transmittal before the expiration of the offer at 9:00 p.m., Pacific Time, on Monday, February 6, 2006.

You will also receive a personalized form of Notice of Withdrawal, which is the document you must submit to the company if you wish to withdraw from the exchange program any options you previously elected to exchange.  To withdraw any previous election, you must submit the Notice of Withdrawal prior to the expiration of the offer at the time and date stated above.

Beginning in the week of January 16, we will conduct employee meetings at several locations throughout the company to further explain this program. You will be notified of the time and place of these meetings. During the offer period you may send any specific questions that you have to optionexchange@zoran.com.

Finally, please note that participation in the stock option exchange program is VOLUNTARY. Zoran does not recommend whether you should or should not elect to exchange your existing options. You must make your own decision regarding participation in the option exchange program. We encourage you to seek professional advice from your financial and tax advisors.

YOU WILL HAVE UNTIL 9:00 P.M., PACIFIC TIME, ON FEBRUARY 6, 2006, TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.

Thank You

 Levy

Click on this link view the Offer to Exchange information:

http://znet.zoran.com/C18/OEProgram/default.aspx